UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *             CERTIFICATE
ENTERGY ENTEPRISES, INC., et al. *        PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended  December  31,  2001  (the  quarter)  by   Entergy

Corporation's   Non-utility   Companies1   (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.



Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

   applicable, (a) the Non-Reg Companies are authorized to conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy  Operations  Services,  Inc.  (EOSI),

Entergy   Procurement  Exchange  Corporation,  Entergy  Solutions

Management Services LLC, Entergy  Solutions Select Ltd.,  Entergy

Commerce,  Inc.,  Entergy Power Development  Corporation  (EPDC),

Entergy  International Ltd. LLC, Entergy Pakistan, Ltd.,  Entergy

Power  Asia  Ltd.,  EP Edegel, Inc., EWO Holdings  Inc.,  Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corp.,  Entergy  Power Crete Corporation, Entergy  Nuclear,  Inc.

(ENI),   Entergy   Nuclear  Operations,  Inc.,  Entergy   Nuclear

Generation  Corporation (ENGC), Entergy Nuclear  Indian  Point  3

LLC,  Entergy  Nuclear FitzPatrick, LLC, Entergy  Nuclear  Indian

Point 2 LLC, TLG Services, Inc., Entergy MHK Retail, LLC, Entergy

Solutions  Ltd., Entergy Solutions Supply Ltd., Entergy Solutions

Essentials  Ltd,  Entergy Power RS Corp., RS Cogen  LLC,  Entergy

Power Ventures LP, EWO Marketing, LP, Entergy Power E&C Holdings,

LLC,  Warren  Power, LLC, and Entergy Power Gas Operations  Corp.

Enterprises'  billings to all such associate  companies  included direct costs incurred plus, to the extent applicable, an indirect loading based upon current month administrative charges.

     Enterprises  billed, at cost, EPI ($224,252) for  consulting and  other  support  services related to  the  marketing  of  EPI capacity and energy to third parties at wholesale, preparation of contracts  and regulatory filings, oversight of plant  operations

and   maintenance   by  plant  operators,  and   procurement   of

transmission   services.  In  regard  to  ETHC   ($40,326),   ETC

($570,325),  Entergy Holdings, Inc. ($248,272),  Entergy  Thermal

LLC  ($121,094), Entergy Business Solutions, LLC ($14,322),  EPDC

($820,968),  Entergy  International Ltd. LLC ($713,876),  Entergy

Global  Investments,  Inc. ($39,156),  Entergy  MHK  Retail,  LLC

($102,193),  Entergy  UK  Enterprises  Ltd.  ($18,475),   Entergy

Operations   Services,  Inc.  ($162,685),   Entergy   Procurement

Exchange  Corporation,  ($12,777), Entergy  Solutions  Management

Services   LLC   ($362,755),  Entergy   Solutions   Select   Ltd.

($534,288),  Entergy Solutions Essentials Ltd. ($1,369),  Entergy

Commerce,   Inc.  ($15,509),  Entergy  Pakistan  Ltd.  ($33,081),

Entergy  Power  Asia Ltd., ($6,104), EP Edegel,  Inc.  ($66,969),

Entergy  Power  Operations Corporation ($153,492), Entergy  Power

International  Holdings  Corp. ($442,164 credit),  Entergy  Power

Crete  Corporation ($155,961), Entergy Solutions Ltd  ($652,961),

Entergy Solutions Supply Ltd. ($334,120), Entergy Power RS  Corp.

($411,803),   RS   Cogen  LLC  ($140,875),  EWO   Marketing,   LP

($765,903),  Entergy  Power  Ventures LP,  ($1,330,056),  Entergy

Power E&C Holdings, LLC ($392,867), Warren Power, LLC ($211,873),

Entergy  Power  Gas Operations Corp. ($226,209), Entergy  Nuclear

Indian Point 3 LLC ($1,583,929), Entergy Nuclear FitzPatrick  LLC

($1,429,245),  Entergy Nuclear Indian Point 2  LLC  ($1,194,164),

TLG  Services,  Inc.  ($49,914), ENI  ($1,022,178),  and  Entergy

Nuclear Operations, Inc. ($23,909), these services were primarily

related  to management oversight and/or project development.   In

regard   to  ENGC  ($1,537,227),  Enterprises  provided  services

related  to the marketing of energy to third parties at wholesale and  management  oversight, administrative and support  services.

Also,  during the quarter ENI billed Entergy Nuclear Indian Point

2 LLC (IP2) for costs related to development activities performed

during   prior  quarters  on  behalf  of  IP2  relating  to   the

acquisition of Indian Point 2 nuclear plant, which were billed to

IP2 at cost in the amount of $122,525.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal  LLC  during  this  quarter  were  $20,803  and  $48,541,

respectively.

     During  the  quarter, Entergy Solutions Management  Services

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select Ltd.   The

amounts billed, at cost, during this quarter were $1,600,398  and

$525,839, respectively.

     During  the quarter, Entergy Solutions Supply Ltd.  provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd. and to Entergy Solutions Select Ltd.  The  amounts

billed,   at   cost,  during  this  quarter  were  $541,788   and

$1,677,489, respectively.

   During  the  quarter,  Entergy  Retail  Texas,  Inc.  provided management/administrative  and  consulting  services  to  Entergy

Solutions  Ltd. The amounts billed, at cost, during this  quarter were $63,456.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,376 for services rendered during the quarter.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility Loans Made by Entergy to Non-Reg Companies, or

   Between Non-Reg Companies

   During  the quarter, Entergy Power, Inc. issued a non-interest bearing  unsecured  promissory  note  to  EWO  Marketing,  LP  to evidence a borrowing in the amount of $10,000,000 with a maturity date  of  December  19,  2003  for the  purpose  of  meeting  its expenses, to repay debt or to return capital to its parent.

   During  the  quarter,  Entergy Power Global  Operations  Corp.

issued  a  non-interest  bearing  unsecured  promissory  note  to

Entergy International Holdings LLC to evidence a borrowing in the amount  of $3,400,000 with a maturity date of December  20,  2003 for the purpose of meeting its expenses, to repay debt, to return capital to its parent, or to make loans to affiliate companies.

   During  the  quarter, no other Non-utility  Loans  subject  to reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation and Capitalization of New Subsidiaries and O&M

   Subs

     During  the quarter, Entergy formed the following  companies as  New Subsidiaries in accordance with the June 1999 Order:  EWO

Wind  II,  LLC and EWO Wind I, LLC were formed to hold  Entergy's investment  in  Northern Iowa Windpower LLC, which  owns  a  wind powered  electric  generation plant. In addition,  Entergy  Power

Netherlands  Company,  B.V. and Entergy  Power  Projects  Italia,

S.R.L.,  both previously inactive, were formed to hold  Entergy's investment  in  certain  European electric  generation  projects;

Entergy  Power  DeSoto  County Ventures Inc.  and  DeSoto  County

Generation Company LLC, both previously inactive, were formed  to

hold   Entergy's  investments  in  certain  electric   generation

projects in United States.

     During the quarter, the foregoing companies were capitalized as follows: EWO Wind II, LLC and EWO Wind I, LLC were capitalized with  $1,000  and $1,000, respectively. Entergy Power Netherlands

Company,  B.V.,  and Entergy Power Projects Italia,  S.R.L.  were previously  capitalized  with  $31,034and  $9,709,  respectively.

Also, Entergy Power DeSoto County Ventures Inc. and DeSoto County

Generation  Company LLC were previously capitalized  with  $1,000 and $1,000, respectively.

     In  addition,  during  the quarter, Entergy  Nuclear  Indian

Point  2  LLC  relinquished its status as a New Subsidiary  as  a result of receiving EWG status.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

     During  the quarter, ENI provided decommissioning management services  to a large non-associate nuclear operating  utility  in the  Northeast  and  other  services to  non-associate  companies related  to  the  operation, maintenance, and decommissioning  of nuclear  generation facilities.  The total amount billed for  all such  services was $898,536, consisting of certain incentive fees and reimbursable expenses.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($1,601,010),  TLG  ($835,509),   ENGC

($3,515,178),  IP3  ($27,890,485),  JAF  ($26,602,360)  and   IP2

($25,910,002)  for  O&M Services, including professional  advice,

and   technical  support  primarily  related  to  the  operation,

maintenance or decommissioning of nuclear facilities.

     In addition, during the quarter, EOSI provided power project

related   O&M   Services  to  several  non-associate   customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  to  non-

associate customers included performing preventive maintenance on substations; providing O&M consulting services; providing project management for the installation of a steam turbine; and providing

engineering,   procurement   and   construction    services    on

transmission and substation facilities. The total amounts  billed

for   all  such  services  during  the  quarter  were  $3,739,360 consisting,  in each case, of market-based fees and  reimbursable expenses,  at  cost. Also, during the quarter, EOSI provided  O&M

Services   related   to   construction  management   support   to

EntergyShaw, LLC, at cost, in the amount of $95,802.

     During  the  quarter,  Entergy Power  Operations  U.S.  Inc.

provided O&M Services to Entergy Power RS Corporation relating to construction management and administrative support and to  Warren

Power,   LLC,  wholly-owned  indirect  subsidiaries  of   Entergy

relating   to   long-term   operations   and   maintenance,   and

administrative  support, at cost, for which said  companies  were billed $1,887 and $1,104,791, respectively.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the  quarter, EPI paid a dividend  as  a  return  of capital  to  its  parent, Entergy Corporation in  the  amount  of

$10,000,000.

     During the quarter, Entergy International Holdings Ltd.  LLC paid  $23,515,000 as a distribution out of capital to its parent,

Entergy Corporation.

     During  the  quarter,  Entergy Retail Holding  Company  paid

$5,099,000  as  a  return  of  capital  to  its  parent,  Entergy

Corporation.

     During  the quarter, Entergy Retail Texas, Inc. paid $35,000 as  a  return  of  capital to its parent, Entergy Retail  Holding

Company.

     During  the  quarter,  Entergy Solutions  Supply  Ltd.  paid

$1,500,000  as a return of capital to its parent, Entergy  Retail

Holding Company.

     During  the  quarter,  Entergy  PTB  Holding  Company.  paid

$1,910,000  as  a  return  of  capital  to  its  parent,  Entergy

Corporation.

     During the quarter, Entergy Power Warren Corporation I  paid

$83,107,547  as a return of capital to its parent, Entergy  Power

Generation Corporation.

     During  the  quarter, DeSoto County Generating  Company  LLC paid  $36,161 as a return of capital to its parent, Entergy Power

DeSoto County Ventures, Inc.

     During  the  quarter, Entergy Power DeSoto County  Ventures,

Inc.  paid $5,500,000 as a dividend to its parent, Entergy  Power

Generation Corporation.

     During  the  quarter,  EWO  GP  Ltd.  paid  $60,780   as   a

distribution out of capital to its parent, EWO Marketing  Holding

LLC.

     During  the quarter, EWO Marketing LP paid $6,078,000  as  a distribution out of capital to its parent, EWO Marketing  Holding

LLC.

     During  the  quarter,  no other dividends  or  distributions subject  to  reporting in this Certificate were paid  by  Non-Reg

Companies.



VIII.     Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of December 31, 2001 is included in Exhibit 1.

   No  reorganizations of Entergy's ownership interests  in  Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

   As  of the end of the quarter, the total outstanding amount of

Guarantees issued pursuant to the August 2000 Order by Entergy or by  Non-Reg Companies (to the extent reportable herein) to or for the  benefit  of  Non-Reg  Companies was $488,299,870,  excluding

Guarantees previously issued and outstanding under the June  1999

Order in the amount of $32,505,000.



X.   Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the year ended December 31, 2001 are  included  in

Exhibit 2.





        IN  WITNESS  WHEREOF, the undersigned company has  caused

this  certificate to be executed on this 1st  day  of  March

2002.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies  are defined in the August 2000 Order as
  "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.